EXHIBIT 99.1

Yamana Gold Included in TSX30 List of Top 30 Performers on the Toronto Stock Exchange

TORONTO, Sept. 15, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) is pleased to announced that it has been included in this year’s TSX30 ranking of top performing stocks on the Toronto Stock Exchange (“TSX”).

The TSX30 program is a sector-agnostic ranking of the top 30 performing companies on the TSX over a three-year period, based on dividend-adjusted share price appreciation.

“We are very proud to be part of the TSX30, which validates both our strategic vision and the hard work of every Yamana employee,” said Daniel Racine, President and Chief Executive Officer of Yamana. “We believe this is just the start. As Yamana advances projects to increase production at its existing operations and grow its reserves and resources, we will continue to increase shareholder returns and be an investment of choice for TSX investors. I could not be more excited for the future.”

Underpinned by its talented and dedicated workforce, Yamana has taken a number of important steps in the last three years to drive performance and set the stage for long-term growth and higher returns. These include:

  Delivering on our initiatives related to health, safety, environment, and community relations programs. The Company's Total Recordable Injury Frequency Rate was 0.57(i) in 2019, a 24% decrease over the past three years.

  Reducing net debt by US$991 million in the past four quarters, significantly increasing financial flexibility.

  Upgrading and rightsizing of the Company’s asset portfolio to five high-quality, long-life producing mines along with a deep pipeline of exploration and development projects — all located in mining-friendly jurisdictions in the Americas.

  Advancing key projects in the Company’s existing portfolio, including the phased expansion of Jacobina and the Canadian Malartic underground project, setting the stage for consistent long-term growth.

  Transitioning to a positive, and rising, free cash flow profile.

  Increasing shareholder returns, including four dividend raises in the past year alone for a cumulative increase of 250%.

  Executing on portfolio optimization initiatives by monetizing non-producing assets, further enhancing financial flexibility.

      (i)              Calculated on 200,000 hours worked and includes employees and contractors.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com